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                                                                    EXHIBIT 99.1

                                 HOLLINGER INC.

     Toronto, Canada, September 2, 2004 -- Hollinger Inc. ("Hollinger") (TSX:
HLG.C; HLG.PR.B) announced today that Gottschalk Forensic Accounting & Valuations Inc. ("Gottschalk Inc.") was retained on behalf of Hollinger to prepare a report on certain related party transactions involving Hollinger and its affiliates (but excluding Hollinger International Inc. and its subsidiaries) over the period January 1, 1998 to December 31, 2003. The board of directors of Hollinger has delegated to its Independent Committee/Litigation Committee, comprised of independent directors Gordon W. Walker, Q.C. (Chairman), Paul A. Carroll, Q.C. and Donald M.J. Vale, authority to act on its behalf in connection with all matters relating to the terms of the retainer of Gottschalk Inc. Gottschalk Inc. has commenced its work and will make its report to the Independent Committee. The Independent Committee/Litigation Committee has determined, with the unanimous recommendation of the entire board of directors of Hollinger, to make public the results of Gottschalk Inc.'s final report when received.

     Gottschalk Inc.'s report will not include the matters reviewed and reported on to Hollinger's Board in the previously-announced privileged and confidential report of Groia & Company Professional Corporation and Deloitte & Touche LLP on the six non-compete payments received by Hollinger in 1999 and 2000.

     Hollinger's Board has received and is currently reviewing The Report of Investigation by the Special Committee of the board of directors of Hollinger International Inc.

     The application to the Ontario Superior Court of Justice commenced by Catalyst Fund General Partner I Inc., a Hollinger shareholder, seeking an order directing an investigation of related party transactions involving Hollinger under the Canada Business Corporations Act was heard on August 30 and 31, 2004. At the conclusion of the hearing, The Honourable Mr. Justice Colin L. Campbell reserved decision on the matter.

     In the context of the Catalyst proceeding, Hollinger has produced documents relating to the following non-material transactions.

     On March 23, 2004, in order to assist Hollinger in complying with the terms of the Indenture governing its Senior Secured Notes due 2011 and avoiding the potential acceleration of the Notes upon the occurrence of an Event of Default under the Indenture, Domgroup Ltd. ("Domgroup"), a wholly-owned subsidiary of Hollinger, lent to The Ravelston Corporation Limited ("Ravelston") the principal amount of US$3.540 million, evidenced by a demand promissory note bearing interest at prime plus 4% per annum. As security therefor, Ravelston entered into a general security agreement in favour of Domgroup. The terms of the loan were reviewed, reported on and approved by the independent directors of Hollinger. All of the proceeds of the loan were immediately contributed by Ravelston to Ravelston Management Inc. ("RMI") as a capital contribution, without deduction, and RMI immediately paid such proceeds to Hollinger as a contribution to the capital of Hollinger pursuant to the terms of the March 10, 2003 Support Agreement between Hollinger and RMI (the "Support Agreement").

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     On June 29, 2004 and August 27, 2004, similar loans were made by Domgroup to Ravelston in the principal amount of US$3.555 million and US$3.955 million, respectively, for the same reason and used by Ravelston and RMI in the manner set forth above. Each of these loans was also reviewed, reported on and approved by the independent directors of Hollinger.

     The foregoing loan arrangements have not diminished or forgiven in any way the amounts owing by RMI to Hollinger under the Support Agreement.

     As a result of the expiry of Hollinger's directors' and officers' liability insurance on June 30, 2004, Hollinger has placed C$500,000 in trust with the law firm of Aird & Berlis LLP, as trustee, in support of Hollinger's indemnification obligations to independent director Gordon W. Walker and former independent director Richard Rohmer. Hollinger has agreed to deposit additional moneys in trust up to a maximum of C$1,500,000 as and when Hollinger reasonably determines that it has such moneys available.

     Hollinger's principal asset is its approximately 68.0% voting and 18.2% equity interest in Hollinger International. Hollinger International is an international newspaper publisher with English-language newspapers in the United States and Israel. Its assets include the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.


Media contact:
Jim Badenhausen
646-805-2006



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